Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
Dreyfus Investment Funds:

We have examined managements assertion, included in the accompanying Management Statement
Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940, that Dreyfus
Diversified Emerging Markets Fund, Dreyfus/The
Boston Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap Value
Fund, Dreyfus/The Boston Company Small/Mid Cap
Growth Fund, Dreyfus Tax Sensitive Total Return
Bond Fund and Dreyfus/Newton International Equity
Fund (collectively, the Funds), each a series of Dreyfus Investment Funds, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2016, with respect to securities reflected in the investment accounts of the Funds.
Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
September 30, 2016, and with respect to agreement of
security purchases and sales, for the period from
March 31, 2016 (the date of the Funds last
examination) through September 30, 2016:
1.	Obtained The Bank of New York Mellons (the
Custodian) security position reconciliations for all
securities held by sub custodians and in book entry
form and verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged, placed in escrow, or out for
transfer with brokers, pledgees, or transfer agents;
3.	Reconciliation of the Funds securities to the books
and records of the Funds and the Custodian;
4.	Confirmation of all repurchase agreements, if any,
with broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts to bank
statements and agreement of underlying collateral, if
any, with the Custodian records;
5.	Agreement of pending purchase activity, if any, for
the Funds as of September 30, 2016 to documentation
of corresponding subsequent bank statements;
6.	Agreement of pending sale activity, if any, for the
Funds as of September 30, 2016 to documentation of corresponding subsequent bank statements;
7.	Agreement of five security purchases and five
security sales or maturities, or all purchases, sales or maturities, if fewer than five occurred, since our last report, from the books and records of the Funds to
corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing Custody
and Securities Lending Services Service Organization
Control Report (SOC 1 Report) for the period
October 1, 2015 to September 30, 2016 and noted no
significant findings were reported in the areas of
Asset Custody and Control.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the Funds
compliance with specified requirements.
In our opinion, management's assertion that the Funds
complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of
1940 as of September 30, 2016, with respect to
securities reflected in the investment accounts of the
Funds is fairly stated, in all material respects.
This report is intended solely for the information and
use of management and The Board of Trustees of
Dreyfus Investment Funds, and the Securities and
Exchange Commission and is not intended to be and
should not be used by anyone other than these
specified parties.
      /s/ KPMG LLP
New York, New York
June 26, 2017



June 26, 2017
Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Dreyfus
Diversified Emerging Markets Fund, Dreyfus/The
Boston Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap Value
Fund, Dreyfus/The Boston Company Small/Mid Cap
Growth Fund, Dreyfus Tax Sensitive Total Return
Bond Fund and Dreyfus/Newton International Equity
Fund (collectively, the Funds), each a series of Dreyfus Investment Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by
Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September
30, 2016, and from March 31, 2016 through
September 30, 2016.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30,
2016, and from March 31, 2016, through September
30, 2016, with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Investment Funds


Jim Windels
Treasurer